UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING HELD ON JUNE 30th, 2023

DATE, TIME, AND PLACE: June 30th, 2023, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 96.00 % of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting forms, as per the summarized voting map disclosed by the Company.

BOARD: Mr. Daniel Pareto, as President; and Mrs. Carolina Trindade, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of May 31, 2023; 01 and 02 June, 2023.

AGENDA: (a) FIX the number of members that will compose the Board of Directors for the term valid until the 2025 Ordinary General Meeting; (b) ELECT a new member to compose the Company's Board of Directors for the term of office valid until the Ordinary Shareholders Meeting of 2025.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on May 30, 2023; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on June 29, 2023, pursuant to the § 4 of Article 48 of CVM Resolution No. 81/2022, introduced by CVM Instruction No. 561/2015, which was made available for shareholders' appreciation. With regard to the provisions of Subsection II of § 5 of the aforementioned Article 48, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(a) FIX by majority, with 3,664,231,702 favorable votes, 29,834 against votes and 1,726,300 abstentions, the number of eleven (11) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2025;

(d) ELECT by majority, with 3,664,249,302 favorable votes, 9,049 against votes and 1,729,110 abstentions, as an independent member of the Board of Directors for a complementary mandate that shall be enforce until the investiture of the members elected in the Ordinary General Meeting to be held in 2025, Mrs. Cristiana Almeida Pipponzi, Brazilian, married, business administrator, bearer of the Brazilian Identity Card RG No. 26.378.342-X SSP/SP, enrolled with CPF/MF under No. 285.220.788-58, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, in the city of São Paulo, State of São Paulo. Mrs. Cristiana Almeida Pipponzi fulfill the independence requirements pursuant to the third paragraph of Article 14 of the Company’s Bylaws.

It remains registered in this minutes that, according to the representations presented and filed at the Company, the Board of Directors’ member, just elected, (i) is not convicted of any crime that forbids the performance of commercial activities, especially those mentioned in the first and second paragraphs of Article 147 of the Brazilian Corporations Law; (ii) fulfill the requirements set out on Resolution No. 4.970, of November 25th, 2021, of the National Monetary Council; and (iii) shall only take office to the position to which she have been elected after authorization of her appointment by the Central Bank of Brazil and by means of execution of the representation set in Article 2nd, of the Annex K of CVM Resolution No. 80, of March 29th, 2022.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Carolina Trindade – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; JEFFREY LLC; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO; MISSOURI EDUCATION PENSION TRUST; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; CONSTRUCTION BUILDING UNIONS SUPER FUND; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; MORGAN STANLEY INVESTMENT FUNDS GLOBAL

2

BALANCED INCOME FUND; MINISTRY OF ECONOMY AND FINANCE; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000; NATIONAL PENSION INSURANCE FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; MSCI EQUITY INDEX FUND B – BRAZIL; MSCI ACWI EX-U.S. IMI INDEX FUND B2; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND; INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC; MACQUARIE MULTI-FACTOR FUND; MACQUARIE TRUE INDEX EMERGING MARKETS FUND; TRINITY COLLEGE CAMBRIDGE; INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL; INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL; CANDRIAM GLOBAL SUSTAINABLE EMERGING MKTS EQUITIES FUND LP; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER; AVIVA INVESTORS; AVIVA LIFE PENSIONS UK LIMITED; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND; H.E.S.T. AUSTRALIA LIMITED; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; NEW YORK STATE COMMON RETIREMENT FUND; NVIT INTERNATIONAL EQUITY FUND; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; SHELL TR (BERM) LTD AS TR O SHELL OV CON P F; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; STICHTING SHELL PENSIOENFONDS; THE SHELL CONTRIBUTORY PENSION FUND; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; CLINTON NUCLEAR POWER PLANT QUALIFIED FUND; ASCENSION ALPHA FUND, LLC; MOBIUS LIFE LIMITED; THE BOARD OF THE PENSION PROTECTION FUND; ASSET MANAGEMENT EXCHANGE UCITS CCF; MINEWORKERS PENSION SCHEME; BRITISH COAL STAFF SUPERANNUATION SCHEME; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; PUBLIC SECTOR PENSION INVESTMENT BOARD; COMMONWEALTH SUPERANNUATION CORPORATION; COMMONWEALTH GLOBAL SHARE FUND 30; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; FIRST TRUST BRAZIL ALPHADEX FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INVESTMENT

3

SERIES PLC; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; CIBC EMERGING MARKETS INDEX FUND; AMERICAN HEART ASSOCIATION, INC.; GUIDEMARK EMERGING MARKETS FUND; PHILADELPHIA GAS WORKS PENSION PLAN; PICTET - QUEST EMERGING SUSTAINABLE EQUITIES; JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; TEACHER RETIREMENT SYSTEM OF TEXAS; FEDERATED HERMES GLOBAL ALLOCATION FUND; ISHARES MSCI EMERGING MARKETS ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES II PUBLIC LIMITED COMPANY; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES EMERGING MARKETS DIVIDEND ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES CORE MSCI EMERGING MARKETS ETF; BLACKROCK GLOBAL INDEX FUNDS; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); THE MONETARY AUTHORITY OF SINGAPORE; FUNDAMENTAL LOW V I E M EQUITY; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P; ISHARES ESG MSCI EM ETF; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; INTERNATIONAL MONETARY FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; CENTRAL PROVIDENT FUND BOARD; ALAMEDA COUNTY EMPLOYEES RETIREMENT ASSOC.; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; ISHARES ESG MSCI EM LEADERS ETF; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; NEW AIRWAYS PENSION SCHEME; WISDOMTREE EMERGING MARKETS EX-CHINA FUND; ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; AWARE SUPER PTY LTD; BEWAARSTICHTING NNIP I; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; EASTSPRING INVESTMENTS; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; BLACKROCK LIFE LIMITED; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; IMCO EMERGING MARKETS PUBLIC EQUITY LP; TEXAS

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PERMANENT SCHOOL FUND CORPORATION; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; VOYA VACS INDEX SERIES EM PORTFOLIO; DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; COMMONWEALTH GLOBAL SHARE FUND 23; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST; AEGON CUSTODY BV; ABERDEEN MANAGED DISTRIBUTION FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED; COMMONWEALTH GLOBAL SHARE FUND 16; PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD; ANDRA AP-FONDEN; AXA ROSENBERG EQUITY ALPHA TRUST; AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX; ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF; AXA IM ETF ICAV; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; STICHTING PENSIOENFONDS PGB; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; WISDOMTREE EMERGING MARKETS ESG FUND; BMO MSCI EMERGING MARKETS INDEX ETF; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; PENSIOENFONDS WERK EN (RE)INTERGRATIE; NN PARAPLUFONDS 1 N.V; QSUPER; ISHARES V PUBLIC LIMITED COMPANY; SUNSUPER SUPERANNUATION FUND; FUTURE FUND BOARD OF GUARDIANS; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; FRANKLIN LIBERTYSHARES ICAV; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; COLONIAL FIRST STATE INVESTMENT FUND 10; COMMONWEALTH BANK GROUP SUPER; LAZARD GLOBAL ACTIVE FUNDS, PLC; LAZARD EM EQUITY ADVANTAGE FUND; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; UTAH STATE RETIREMENT SYSTEMS; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; KBI FUNDS ICAV; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; KBI DST EMERGING MARKET ESG FUND; CHEVRON MASTER PENSION TRUST; LEGAL & GENERAL ICAV; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP; LEGAL GENERAL CCF; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; STICHTING PENSIOENFONDS ING; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND; SEI INST INT TRUST EM MKTS EQUITY FUND; SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND; KBI GLOBAL INVESTORS (NA) LTD CIT; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; EMERGING MARKETS EQUITY FUND; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; IBM 401 (K) PLUS PLAN; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; MANAGED PENSION FUNDS LIMITED; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; ALASKA COMMON TRUST FUND; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; SCHWAB EMERGING MARKETS EQUITY ETF; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; WASHINGTON STATE INVESTMENT BOARD; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; ST STR MSCI ACWI EX

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USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; VICTORIAN FUNDS MAN C A T F V E M T; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; STATE STREET ICAV; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; PEOPLE S BANK OF CHINA; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; MERCER UCITS COMMON CONTRACTUAL FUND; MERCER QIF FUND PLC; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; ALBERTA INVESTMENT MANAGEMENT CORPORATION; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; ARROWSTREET EMK ALPHA EXTENSION FUND L.P.; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET EMERGING MARKET TRUST FUND; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; MBB PUBLIC MARKETS I LLC; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; EUROPEAN CENTRAL BANK; INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; ARIZONA PSPRS TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; ARROWSTREET US GROUP TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; POOL REINSURANCE COMPANY LIMITED; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; STICHTING PGGM DEPOSITARY; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST. LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; THE ARROWSTREET COMMON CONTRACTUAL FUND – ARROWSTR; ARROWSTREET CAPITAL COPLEY FUND LIMITED; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE

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EMERGING MARKETS INDEX FUND-LEND; GENERAL ORGANISATION FOR SOCIAL INSURANCE; CHEVRON UK PENSION PLAN; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; NORTHERN TRUST UCITS FGR FUND; NN (L); SPDR SP EMERGING MARKETS ETF; COLLEGE RETIREMENT EQUITIES FUND; ISHARES MSCI BRAZIL ETF; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; XTRACKERS; XTRACKERS (IE) PUBLIC LIMITED COMPANY; STATE OF NEW JERSEY COMMON PENSION FUND D; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; ARERO - DER WELTFONDS -NACHHALTIG; NATIONAL EMPLOYMENT SAVINGS TRUST; STICHTING PENSIOENFONDS UWV; DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF; STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER; COMMONWEALTH GLOBAL SHARE FUND 22; LGIASUPER TRUSTEE; WM POOL - EQUITIES TRUST NO. 75; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES MSCI BRIC ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; ISHARES IV PUBLIC LIMITED COMPANY; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN; STANLIB FUNDS LIMITED; IVESCO FTSE RAFI EMERGING MARKETS ETF; EMERGING MARKETS EQUITY SELECT ETF; STRIVE EMERGING MARKETS EX-CHINA ETF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; ISHARES III PUBLIC LIMITED COMPANY; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; COLUMBIA EM CORE EX-CHINA ETF; COMMONWEALTH EMERGING MARKETS FUND 6; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND – by remote voting ballot; M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND, IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IDIV FUNDO DE INDICE; IT NOW IFNC FUNDO DE ÍNDICE; IT NOW ISE FUNDO DE INDICE; ITAU CAIXA ACOES FI; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX FI; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO; ITAÚ IBRX ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES; AMUNDI ESG GLOBAL LOW CARBON FUND; AMUNDI INDEX SOLUTIONS; CANDRIAM SUSTAINABLE; MOST DIVERSIFIED PORTFOLIO SICAV; STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS; and LUIZ BARSI FILHO, represented by Christiano Marques de Godoy, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Carolina Trindade

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 30, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer